

Mail Stop 4628

September 19, 2016

Via E-Mail
Angeliki Frangou
Chairman and Chief Financial Officer
Navios Maritime Acquisition Corporation
7 Avenue de Grande Bretagne
Office 11B2
Monte Carlo, MC 98000
Monaco

> **Re:** **Navios Maritime Acquisition Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 22, 2016**
> **File No. 1-34104**

Dear Mr. Frangou:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 4
Our international activities increase the compliance risks associated with economic and trade sanctions…, page 24

1. We note your disclosure about Syria and Sudan. In your letter to us dated July 2, 2013, you discussed contacts with Syria. As you are aware, Syria and Sudan are designated by the U.S. Department of State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your letter to us dated July 2, 2013, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements,

Angeliki Frangou
Navios Maritime Acquisition Corporation
September 19, 2016
Page 2

or other contacts with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd E. Mason, Esq.
        Thompson Hine LLP

        Anne Parker
        Assistant Director